October 11, 2012

Lisa Ragosta

(617) 235-4929

lisa.ragosta@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)— Responses to Comments on Post-Effective Amendment No. 42

Dear Mr. Thompson:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 42 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the 485(a) Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 20, 2012 in connection with the registration of Class A, Class C, Class D, Class P and Institutional Class shares of Allianz AGIC U.S. Equity Hedged Fund, Class A, Class C, Class D, Class P and Institutional Class shares of Allianz AGIC Structured Alpha Fund, and Class A, Class C, Class D, Class P and Institutional Class shares of Allianz NFJ Emerging Markets Value Fund (each, a “Fund” and, together, the “Funds”), each a new series of the Trust.

We received your oral comments regarding the 485(a) Amendment via telephone on September 27, 2012. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 44 (the “485(b) Amendment”) to the Trust’s Registration Statement, which was filed on October 3, 2012 pursuant to Rule 485(b) under the Securities Act.

1.	Comment: Confirm that the Expense Limitation Agreement will be filed as an exhibit.

Response: Expense limitation arrangements for the Funds and several other series of the Trust are governed by the Amended and Restated Expense Limitation Agreement dated December 17, 2008 with AGIFM, filed as an exhibit to Post-Effective Amendment No. 4 to the Trust’s Registration Statement, filed on December 17, 2008. The Trust confirms that the Revised Schedule A to the Amended and Restated Expense Limitation Agreement, as revised to incorporate expense limitation arrangements applicable to the Funds has been filed as an exhibit to the 485(b) Amendment.

2.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for the significant amendments to Form N-1A that introduced the summary prospectus requirements. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the current text of Form N-1A and the related amendments do not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

3.	Comment: As the Allianz AGIC U.S. Equity Hedged Fund discloses a strategy of investing in all 500 stocks of the S&P 500 Index, please revise disclosure in the section entitled “Principal Risks” to include small- and mid- cap risk.

Response: The S&P 500 Index is a stock market index containing the stocks of the 500 U.S. companies with the largest market capitalizations and is generally recognized as a large-cap index. To be added to the index, a corporation must have at a minimum $5 billion market capitalization. Therefore, the Trust respectfully submits that by investing in all 500 stocks of the S&P 500 Index, it is not subject to small- or mid-cap risk.

4.	Comment: For the Allianz AGIC U.S Equity Hedged Fund, please confirm if S&P stock index futures will count towards the Fund’s 80% test, and describe how they will be valued.

Response: The prospectus in the 485(a) Amendment included language under the section “Characteristics and Risks of Securities and Investment Techniques—Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” that states: “Unless otherwise stated, all market capitalization criteria and percentage limitations on Fund investments listed in this Prospectus will apply at the time of investment. A Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Funds’ investments refer to total assets. Unless otherwise stated, if a Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives, placement warrants or other structured products.” This language remained unchanged in the 485(b) Amendment.

Each of the types of derivatives identified in the “Principal Investment Strategies” section of the Prospectus (e.g., futures contracts, foreign currency forward contracts, total return swaps) may be used for this purpose. In the case of the AGIC U.S. Equity Hedged Fund, the Trust confirms S&P stock index futures will count towards the Fund’s policy to invest at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of U.S. companies. For purposes of determining compliance with a minimum investment policy, each Fund generally accounts for a derivative position by reference to its market value. Exchange-traded futures are valued at the settlement price determined by the relevant exchange. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third instrument or asset), a Fund may use a different methodology that seeks to capture the Fund’s synthetic exposure for purposes of complying with its minimum investment policies.

5.	Comment: Please remove mention of the Allianz RCM Redwood Fund from the Summary of Principal Risks section, under the Buy-Write Strategy Risk subsection of Derivatives Risks.

Response: The requested change has been made.

6.	Comment: Please clarify that the Prior Related Performance Information section applies to prior performance of entities other than the Funds by titling this section “Adviser’s Prior Related Performance Information.”

Response: The requested change has been made.

7.	Comment: Please confirm whether there are any similar funds that are excluded from the Advisers’ Prior Related Performance Information section.

Response: The Trust confirms that there are no similar funds excluded from the Advisers’ Prior Related Performance Information section as reflected in the 485(b) Amendment.

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Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-235-4929) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

Lisa Ragosta, Esq.

cc:	Brian Shlissel

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.